UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 26, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release: AngloGold Ashanti announces pricing of bond offering

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
26 July 2013
AngloGold Ashanti announces pricing of bond offering
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR
INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER STATE OR JURISDICTION IN WHICH
IT WOULD BE UNLAWFUL TO DO SO.
AngloGold Ashanti Limited (the “Company”) is pleased to announce the pricing of an offering of $1,250 million aggregate principal amount of 8.500% notes due 2020. Subject to customary conditions, the offering is expected to close on July 30, 2013. The notes, which will be issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the
Company and will be unsecured and fully and unconditionally guaranteed by the Company.
The Company estimates that the net proceeds from the offering will be approximately $1,235 million, after deducting discounts and estimated expenses. On July 24, 2013, the Company announced its intention to launch a tender offer for AngloGold Ashanti Holdings Finance plc’s 3.50% Guaranteed Convertible Bonds due 2014. The Company intends to use the net proceeds of the bond offering in connection with this tender offer and for general corporate purposes, including the repayment of other indebtedness.
Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are
joint bookrunners for, and underwriters of, the offering.
The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering and containing detailed information about the Company and management, as well as financial statements, has been filed with the Securities and
Exchange Commission (“SEC”) and is available on the SEC’s website at http://www.sec.gov.
When available, the final prospectus supplement and accompanying base prospectus relating to the offering may be obtained from AngloGold Ashanti Holdings plc by calling
AngloGold Ashanti North America Inc. at 1-303-889-0753 or emailing
wchancellor@anglogoldashantina.com, by calling Citigroup Global Markets Inc. toll-free at 1-
800-831-9146 or by emailing batprospectus@citi.com, by calling Deutsche Bank Securities
Inc. toll-free at 1-800-503-4611 or by emailing prospectus.CPDG@db.com or by calling
Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by emailing prospectus-
ny@ny.email.gs.com.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer or sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
The offering described in this announcement is only addressed to and directed at persons in member states of the European Economic Area, or EEA, who are “Qualified Investors” within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC,
as amended (including by Directive 2010/73/EU), including any measure implementing such
Directive (as amended) in any member state of the EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the offer is only addressed to and directed at (1) Qualified
Investors who are investment professionals falling within Article 19(5) of the Financial
Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as
“Relevant Persons”). The securities described herein will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any
member state of the EEA other than the United Kingdom, Qualified Investors. The offerings as described in this announcement will not be addressed to the public in South Africa.
JSE Sponsor: UBS South Africa (Pty) Limited
ENDS
Contacts
Tel:
E-mail:
Alan Fine (Media) +27-11 637- 6383/+27 (0) 83 250 0757 afine@anglogoldashanti.com
Mike Bedford (Investors)           +27-11 637 6273/+27 (0) 82 374882
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)         +1 212 858-7702/+1646338 4337
sbailey@anglogoldashanti.com
Sabrina Brockman (Investors)   +1 212 858-7701/+1-646-379-2555
sbrockman@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”,
“expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-
looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates and business and operational risk management. For a discussion of certain of these and other factors, refer to the preliminary prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 24, 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 26, 2013
By:       /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary